Investment Company Act of 1940

File No. 812-13736

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC. 20549

FIRST AMENDED AND RESTATED APPLICATION

FOR AN ORDER PURSUANT TO

SECTION 6(c) AND SECTION 17(b) OF THE INVESTMENT

COMPANY ACT OF 1940 EXEMPTING CERTAIN TRANSACTIONS

FROM THE PROVISIONS OF SECTION 17(a) OF SUCH ACT

THE MATTER OF

HIGHMARK CAPITAL MANAGEMENT, INC.

HIGHMARK FUNDS

and

MORGAN STANLEY & CO. INCORPORATED

(File No. 812-13736)

Communications, copies and notice to:

John M. Loder, Esq.

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, California 94111-4006

copy to:

Karen Seaman, Esq.

Union Bank, N.A.

400 California Street, 16th Floor

San Francisco, California 94104

Page 1 of 65 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on June 17, 2010

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

HighMark Capital Management, Inc.

350 California Street, Suite 1600

San Francisco, CA 94104

HighMark Funds

350 California Street, Suite 1600

San Francisco, CA 94104

Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

	: : : : : : : : : :	First Amended and Restated Application for an Order Pursuant to Section 6(c) and Section 17(b) of the Investment Company Act of 1940 Exempting Certain Transactions from the Provisions of Section 17(a) of such Act

I. Introduction and Summary of Application

The Applicants (as hereinafter defined), are hereby filing this First Amended and Restated Application (the “Application”) with the Securities and Exchange Commission (the “Commission”) for an order of exemption under Section 6(c) and Section 17(b) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), to permit the Funds (as hereinafter defined) to engage in certain principal transactions with a broker-dealer that is an affiliated person (or an affiliated person of an affiliated person) within the meaning of the Investment Company Act.

II. The Applicants

HighMark Capital Management, Inc. (“HCM”) is a California corporation and is a wholly-owned subsidiary of Union Bank, N.A., which is a wholly-owned subsidiary of UnionBanCal Corporation. UnionBanCal Corporation is wholly-owned by The Bank of Tokyo-Mitsubishi UFJ, Ltd., which is a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc. (“Mitsubishi UFJ”). HCM is an investment adviser with more than

$17 billion in assets under management, including over $8 billion in HighMark Funds, $4 billion in separate accounts for high-net worth individuals, and $5 billion in assets for institutional investors worldwide as of December 31, 2009. HCM is located at 350 California Street, San Francisco, California 94104. HCM is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”). HCM is sometimes referred to herein as the “Adviser.”

HighMark Funds is organized as a business trust under the laws of the Commonwealth of Massachusetts and is an open-end management investment company registered under the Investment Company Act. A complete list of the series of HighMark Funds, all of which are currently advised by HCM, is attached hereto as Schedule A (the “Current Funds”). HighMark 100% U.S. Treasury Money Market Fund, HighMark California Tax-Free Money Market Fund, HighMark Diversified Money Market Fund, HighMark Treasury Plus Money Market Fund and HighMark U.S. Government Money Market Fund are money market funds subject to Rule 2a-7 under the Investment Company Act (“Rule 2a-7”), and are advised by HCM. The Current Funds that are not money market funds may invest in instruments in which money market funds are permitted to invest pursuant to Rule 2a-7 (“Money Market Instruments”). Money Market Instruments consist of both Taxable Money Market Instruments and Tax-Exempt Money Market Instruments (both as defined below).

Morgan Stanley & Co. Incorporated (“MS & Co.”) is a Delaware corporation and a wholly owned subsidiary of Morgan Stanley (“MS”). Mitsubishi UFJ currently holds an approximately 21% interest in MS (assuming full conversion of the convertible preferred stock that Mitsubishi UFJ currently owns). Mitsubishi UFJ does not currently have a role in the operations of MS & Co. other than through its authority to appoint one director on MS’s board of nine directors. MS & Co. is registered as a broker/dealer under the Securities Exchange Act of 1934, as amended (the “1934 Act”). MS & Co. is a primary dealer in U.S. Government securities.

In addition to HCM, relief is requested for i) each current and each future registered investment adviser that acts as a subadviser to one or more Funds (as defined below) (each such subadviser, a “Subadviser”) and (ii) any other existing or future registered investment adviser which acts as investment adviser to a Fund and which controls, is controlled by, or is under common control (as defined in Section 2(a)(9) of the Investment Company Act) with HCM (individually a “Future Adviser” and collectively the “Future Advisers”). The Adviser, the Subadvisers and the Future Advisers are sometimes referred to individually in this Application as an “Adviser” and collectively as the “Advisers.”1

Each of the Current Funds, including those that are money market funds subject to Rule 2a-7 and are authorized to invest in Money Market Instruments, and any existing or future registered management investment companies and their series that are (i) money market funds subject to Rule 2a-7 and are authorized to invest in Money Market Instruments and which are advised or sponsored by HCM, any Future Adviser or any of their affiliates (“Money Market Funds”) or (ii) not money market funds but nevertheless are authorized to invest in Taxable Money Market Instruments and which are advised or sponsored by HCM, any Future Adviser or any of their affiliates, are sometimes referred

[1]	HCM and the current Subadvisers are the only Advisers that currently intend to rely on the requested order. Each Subadviser, and any other Adviser that relies on such order in the future, will comply with the terms and conditions of this Application. Each Subadviser and each Future Adviser will be registered as an investment adviser under the Advisers Act.

to individually in this Application as a “Fund” and collectively as the “Funds.” Any Funds not existing as of the date hereof are sometimes referred to in this Application individually as a “Future Fund” and collectively as the “Future Funds.”2 The Funds, HCM and MS & Co. are sometimes referred to collectively in this Application as the “Applicants.”

The respective assets, as of December 31, 2009, of each Fund that is a Money Market Fund, were approximately:

Name of Money Market Fund	Total Net Assets as of December 31, 2009
HighMark 100% U.S. Treasury Money Market Fund	$773,649,559
HighMark California Tax-Free Money Market Fund	$652,041,866
HighMark Diversified Money Market Fund	$3,051,199,375
HighMark Treasury Plus Money Market Fund	$207,149,396
HighMark U.S. Government Money Market Fund	$1,049,033,902

The aggregate assets of the Funds that are Money Market Funds were approximately $5,733,074,098 as of December 31, 2009. The aggregate assets of the Funds that are not Money Market Funds but are nevertheless authorized to invest in Money Market Instruments were approximately $2,589,127,775 as of December 31, 2009. No relief is being sought by this Application from Sections 8 or 13 of the Investment Company Act. The acquisition and holding of Money Market Instruments, therefore, would have to be consistent with the investment objectives and policies of a Fund in order for the Fund to rely on the relief requested.

[2]	Any Fund that currently intends to rely on the requested order is named as an Applicant in this Application. Any other Fund that relies on such order in the future will comply with the terms and conditions of this Application.

The Applicants hereby submit this Application for an order of the Commission pursuant to Section 6(c) and Section 17(b) of the Investment Company Act to permit (i) the Funds, including the Future Funds, that are authorized to invest in Money Market Instruments, to engage in certain principal transactions with MS & Co. with respect to Taxable Money Market Instruments; and (ii) the Funds that are money market funds subject to Rule 2a-7 and are authorized to invest in Tax-Exempt Money Market Instruments3 to engage in certain principal transactions with MS & Co. with respect to Tax-Exempt Money Market Instruments, in each case in the manner and subject to the conditions set forth below. Such transactions could otherwise be prohibited under Section 17(a) of the Investment Company Act. Section 17(a) of the Investment Company Act generally prohibits any “affiliated person” of a registered investment company, or any “affiliated person” of such a person, from engaging in certain principal transactions with the investment company. Under Section 2(a)(3)(E) of the Investment Company Act, any investment adviser of an investment company is an “affiliated person” of the investment company. Thus, an Adviser is, by definition, an “affiliated person” of the

[3]	Money Market Funds consist of both taxable Money Market Funds (“Taxable Money Market Funds”) and tax-exempt Money Market Funds (“Tax-Exempt Money Market Funds”). While Taxable Money Market Funds generally do not invest in Tax-Exempt Money Market Instruments, certain Taxable Money Market Funds have the investment flexibility to do so under their investment objectives and policies. Each such Taxable Money Market Fund may invest in Tax-Exempt Money Market Instruments under circumstances where it is advantageous for the Fund to do so, i.e., where the yield on a Tax-Exempt Money Market Instrument exceeds that of a comparable rated Taxable Money Market Instrument. Each such Taxable Money Market Fund may also invest in Tax-Exempt Money Market Instruments if it is unable to invest any or all of its assets in Taxable Money Market Instruments that are Eligible Securities under Rule 2a-7. For example, if the number of high quality taxable issues were to decrease significantly, the U.S. government were to decrease the amount of its short-term borrowings or the existence of an inverted yield curve were to reduce greatly the number of short-term borrowings, suitable short-term paper could become unavailable in sufficient quantities for such Taxable Money Market Funds to remain fully invested. Under these or similar circumstances, such Taxable Money Market Funds may seek to invest their assets in Tax-Exempt Money Market Instruments. Given that many other taxable money market funds would likely be trying to employ the same strategy under the circumstances, Applicants submit that it would be in the best interests of the Taxable Money Market Funds and their shareholders to have the flexibility to purchase Tax-Exempt Money Market Instruments from MS & Co.

Funds for which it renders investment advisory services. Under Section 2(a)(3)(C) of the Investment Company Act, any person which controls, is controlled by or is under common control with another person is an “affiliated person” of that person. If an Adviser is deemed to control the Funds, then the Adviser would also be deemed to be an “affiliated person” of the Funds under Section 2(a)(3)(C), which could also mean that Mitsubishi UFJ would be deemed to be an “affiliated person” of the Funds if Mitsubishi UFJ were deemed to be a control person of HCM. Under Section 2(a)(3)(B) of the Investment Company Act, any person five percent or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote by such other person is an “affiliated person” of that person. Due to Mitsubishi UFJ’s ownership of 21% of MS, which owns 100% of MS & Co., MS and MS & Co. could both be deemed to be “affiliated persons” of Mitsubishi UFJ. Given all of the foregoing, the prohibitions of Section 17(a) could be deemed to apply to principal transactions between the Funds and MS & Co., as MS & Co. could be deemed to be an “affiliated person” of an “affiliated person” of each Fund.

The proposed order is being requested because the Funds and the Advisers believe that access to MS & Co. would benefit the Funds greatly in obtaining suitable Money Market Instruments for their investors and would provide to the Funds the opportunity to improve the yield and diversity of their investments, while maintaining high credit quality.

III. Description of the Applicants

A. The Funds

Each of the Funds, to the extent then consistent with its stated investment objectives and practices, may invest in Taxable Money Market Instruments. As of

December 31, 2009, the Funds had an aggregate of approximately $8,322,201,873 in assets, more than $4,878,467,891 of which consisted of investments in Taxable Money Market Instruments. Certain of the Money Market Funds may invest in Tax-Exempt Money Market Instruments. As of December 31, 2009, the Money Market Funds had an aggregate of more than $5,733,074,098 in assets, more than $814,061,575 consisting of investments in Tax-Exempt Money Market Instruments.

Certain of the Taxable Money Market Funds may from time to time invest assets in Tax-Exempt Money Market Instruments to derive income, to balance a portfolio or for other purposes. While the need for the relief requested in this application for Money Market Funds to purchase or sell Tax-Exempt Money Market Instruments to MS & Co. is far more acute in the context of Tax-Exempt Money Market Funds, the need nevertheless still exists for the Taxable Money Market Funds. Applicants submit that it would not significantly further any regulatory goal and would place the Taxable Money Market Funds at a relative disadvantage in relation to similar investors, if such Funds were not permitted to deal with MS & Co. in principal transactions in Tax-Exempt Money Market Instruments. Similarly, Funds that are not Money Market Funds still need the requested relief to deal with MS & Co. in Taxable Money Market Instruments, even though the Money Market Funds have a greater need. Applicants submit that it also would not significantly further any regulatory goal and would place the Funds that are not Money Market Funds at a relative disadvantage in relation to similar investors, if such Funds were not permitted to deal with MS & Co. in principal transactions in Taxable Money Market Instruments.

The principal office of each of the Funds is currently located at 350 California Street, Suite 1600, San Francisco, California 94104.

B. The Advisers

The Funds have an investment advisory agreement with HCM pursuant to which HCM provides investment advisory and management services, subject to the general supervision of the board of trustees of HighMark Funds (“Board”), and has the responsibility for making investment decisions and for the placement of portfolio transactions on behalf of the Funds.4 HCM has delegated the responsibility for making investment decisions and for the placement of portfolio transactions on behalf of nine of the Funds to certain subadvisers.

The principal office of HCM is currently located at 350 California Street, Suite 1600, San Francisco, California 94104.

C. MS & Co.

MS & Co. is a wholly-owned subsidiary of MS and is registered as a broker/dealer under the 1934 Act. It is currently one of the largest dealers in commercial paper, repurchase agreements and other Money Market Instruments in the United States. MS & Co. is a primary dealer in U.S. Government securities. The Applicants believe that MS & Co.’s extensive dealing in Taxable and Tax-Exempt Money Market Instruments makes it a very significant source for both investment opportunities and information and expertise. Further information regarding MS & Co.’s role in the market in Taxable and Tax-Exempt Money Market Instruments is set forth in Part IV.C and IV.E.

[4]	The term “Board” includes any board of directors of a Future Fund, if different.

MS & Co. and HCM are functionally independent of each other and operate as completely separate entities. While these corporations could be deemed to be second-tier affiliates through their relationship with Mitsubishi UFJ, MS & Co. and HCM have their own separate officers and employees, are separately capitalized and maintain their own books and records. Condition 6 below describes certain other elements of their independence. Important among these elements are the facts that: HCM and MS & Co. operate on different sides of appropriate walls of separation with respect to the Funds and the Money Market Instruments; MS & Co. and HCM maintain physically separate offices; investment decisions for the Funds are determined solely by an Adviser; the portfolio managers and other employees that are responsible for the investment of the Funds are employed solely by an Adviser (and not MS & Co.) and have lines of reporting responsibility solely within such Adviser; and the compensation of persons employed by an Adviser will not depend on the volume or nature of trades effected by such Adviser for the Funds with MS & Co. under the requested exemption, except to the extent that such trades may affect the profits and losses of Mitsubishi UFJ and its affiliates as a whole.

The principal office of MS & Co. is currently located at 1585 Broadway, New York, New York 10036.

IV. Exemptive Relief Requested

A. The Tax-Exempt Money Market

As used in this Application, the term Tax-Exempt Money Market Instruments refers to tax-exempt securities that qualify for purchase by a money market fund under Rule 2a-7.5

[5]	The term “Tax-Exempt Money Market Instruments” does not include “Government Securities” as defined under Section 2(a)(16) of the Investment Company Act.

The tax-exempt money market is generally characterized by:

1.	Obligors or guarantors having high credit ratings and, accordingly, relatively low risk of principal losses due to credit events;

2.	Trading in over-the-counter markets, consisting of dealer firms that are primarily major securities firms or large banks;

3.	Trading costs to the portfolio primarily consisting of dealer or underwriter spreads, typically not greater than 12.5 basis points (0.125%), but subject to variations based on the type of instrument or the occurrence of turbulent market conditions;

4.	An elaborate telephone communication network to match buyers with sellers, which generally precludes being able to obtain a single market price for a given instrument at any given time. Only customers of the dealer may obtain quotations and trade on them; and

5.	Varying price, volatility, liquidity and availability for each type of instrument within the market.

B. Tax-Exempt Money Market Instruments

For the most part, Tax-Exempt Money Market Instruments consist of conventional municipal notes (“conventional notes”), tax-exempt commercial paper, variable rate demand notes, put bonds and flexible notes.6 Set forth below is a description of each instrument and information regarding the market for each of these instruments.

Conventional Notes are both general obligation notes (debt obligations secured by the issuer’s pledge of its faith, credit and taxing power for the payment of principal and interest) and revenue or special obligation notes (debt obligations payable only from the revenues derived from a particular facility or class of facilities from the proceeds of a

[6]	Flexible notes are variable rate instruments that can change modes between variable rate demand notes, put bonds and commercial paper mode. Depending on the currently applicable mode, flexible notes are traded interchangeably with variable rate demand notes, put bonds and commercial paper. Flexible notes are aggregated in variable rate demand notes, put bonds and commercial paper in the statistics that follow.

special excise tax or other specific revenue source). Specific types include tax anticipation notes, revenue anticipation notes, bond anticipation notes, tax and revenue anticipation notes and construction loan notes. There are also a number of other types of notes issued for different purposes and secured differently from those described above.

In general, conventional notes are initially offered in competitive or negotiated transactions, but they may also be offered in individually negotiated transactions with purchasers. There is an established secondary dealer market for conventional notes and, accordingly, such securities are generally highly liquid investments. Due to this liquidity, conventional notes are generally lower yielding than commercial paper and put bonds with similar maturities.

The percentage of each Money Market Fund’s net assets held in conventional notes (other than variable rate demand notes) as of December 31, 2009 is set forth in the table below.

Name of Money Market Fund	Percentage of Net Assets Held in Conventional Notes (other than Variable Rate Demand Notes) as of December 31, 2009
HighMark 100% U.S. Treasury Money Market Fund	0.00%
HighMark California Tax-Free Money Market Fund	9.00%
HighMark Diversified Money Market Fund	0.00%
HighMark Treasury Plus Money Market Fund	0.00%
HighMark U.S. Government Money Market Fund	0.00%

During the period January 1, 2009 to December 31, 2009, MS & Co. bought and reoffered, or underwrote, approximately $37.7 billion7 in new issues of conventional notes acting as senior managing underwriter, and approximately $104.79 billion acting as co-manager.8 MS & Co.’s market share in the conventional notes market is estimated to be approximately 17% as of December 31, 2009 acting as lead manager and approximately 26% acting as co-manager.9

Tax-Exempt Commercial Paper refers to short-term, unsecured, negotiable promissory notes issued by state and local government agencies. The paper is often backed by letters of credit, lending agreements, note repurchase agreements or other credit facility agreements offered by banks or other institutions. Tax-exempt commercial paper is unique in that it is the only tax-exempt security that can be tailored to mature on specific dates. This characteristic permits the Funds to structure their portfolios to meet future redemptions and to manage more effectively the Funds’ average portfolio maturity. There is generally a single dealer, which in certain cases is MS & Co., acting as the remarketing agent for a given issue of commercial paper. Given this dealer’s familiarity with the specific commercial paper program, the dealer generally provides the most reliable bid price.

The percentage of each Money Market Fund’s net assets held in tax-exempt commercial paper as of December 31, 2009 is set forth in the table below.

Name of Money Market Fund	Percentage of Net Assets Held in Tax-Exempt Commercial Paper as of December 31, 2009
HighMark 100% U.S. Treasury Money Market Fund	0.00%
HighMark California Tax-Free Money Market Fund	5.34%
HighMark Diversified Money Market Fund	0.00%
HighMark Treasury Plus Money Market Fund	0.00%
HighMark U.S. Government Money Market Fund	0.00%

[7]	Source: Securities Data Corp.
[8]	Source: Securities Data Corp.
[9]	Source: Securities Data Corp.

MS & Co. had authorization to place on the issuer’s behalf approximately $10 billion of tax-exempt commercial paper during calendar year 2009. MS & Co.’s market share in the tax-exempt commercial paper market was estimated to be 10% as of December 31, 2009.10

Variable Rate Demand Notes generally are industrial development, general obligation or revenue bonds that contain a floating or variable interest rate adjustment mechanism and an unconditional right to demand payment of the unpaid principal balance plus accrued interest upon a short notice period, typically one to seven days. The interest rates are adjustable and are periodically reset at market rates at intervals ranging from daily to monthly. The combination of the demand feature and the interest rate reset mechanism generally maintains the market value of a variable rate demand note at approximately its par value.

A variable rate demand note provides for the adjustment of its interest rate on preset dates and, when adjusted, can reasonably be expected to have a market value that approximates its par value.11 Thus while the interest rate fluctuates, the market price

[10]	Source: MS & Co. estimate. Because the sale or distribution of tax-exempt commercial paper is exempt from registration under the Securities Act of 1933, as amended, the Applicants are not aware of any reliable published source of data regarding the outstanding tax-exempt commercial paper in the market.
[11]	See Acquisition and Valuation of Certain Portfolio Instruments by Registered Investment Companies, Investment Company Act Rel. No. 14983, (March 12, 1986), 1986 WL 69384.

remains at par.12 Through exercise of the demand feature an investment in a variable rate demand note can be liquidated at any time on no more than five business days notice. Additionally, municipal issuers of variable rate demand notes appoint specific dealers to act as a remarketing agent for specific series of variable rate demand notes, and these instruments can be bought and sold only through the appointed remarketing agent. Therefore, competitive dealer bids are not available for variable rate demand notes.

Variable rate demand notes have liquidity due to the demand feature that is built into the instrument. A demand feature typically runs to the holders. The remarketing agent attempts to resell the security to another buyer during the notice period for the demand feature, but if it is unsuccessful in doing so, the remarketing agent may repurchase the note (but is not required to), otherwise the liquidity provider will purchase the note from the seller. Generally, the credit of these notes is enhanced by a letter of credit or similar facility, paid for by the issuer of the notes, on which the agent can draw the necessary cash to purchase the tendered notes. By its terms, a demand feature is readily exercisable under ordinary circumstances and, in the case of an unconditional demand feature, can even be exercised in the event of a default in payment of principal or interest on the underlying securities. Because of this liquidity, active trading in the secondary market generally does not occur for such instruments, as the holder of the note typically will “put” the bond to the liquidity provider at par rather than sell it into the marketplace.13

[12]	The Funds have existing procedures in place to verify that variable (and floating) rate instruments can reasonably be expected to return to par on the interest rate reset dates. These procedures provide that in the case of a variable rate or floating rate security that is not subject to a demand feature and for which maturity is determined pursuant to paragraphs (d)(1), (d)(2) or (d)(4) of Rule 2a-7, (i) the applicable Adviser periodically reviews whether the interest rate formula, upon readjustment of the security’s interest rate, can reasonably be expected to cause the security to have a market value that approximates its amortized cost value, (ii) the applicable Adviser maintains a written record of this determination for each category of adjustable rate security (of similar credit quality and indexed to the same benchmark interest rate) in which a Fund invests, and (iii) for variable rate securities with a demand feature, the applicable Adviser reviews, on an ongoing basis, the instrument’s continued minimal credit risk by reviewing, among other things, financial data for the most recent fiscal year of the issuer of the demand feature.
[13]	The Division’s staff has recognized this aspect of demand notes, taking a no-action position to permit funds to rely on Rule 17a-7 of the Investment Company Act to buy and sell variable rate demand notes to or from certain affiliates based on the par value of the notes. See Benham California Tax-Free Trust (avail. August 6, 1986); see also PaineWebber Incorporated (avail. May 29, 1992) (discussing the role of a remarketing agent and characteristics of secondary marketplace for variable rate demand notes).

As a remarketing agent, MS & Co. simply facilitates the remarketing of variable rate demand notes that have been tendered pursuant to demand features. To the extent that MS & Co. does not locate a new buyer for tendered notes prior to the time that payment is due on those notes, sellers may draw on a liquidity facility, typically a stand-by bond purchase agreement issued by a third party bank. The credit behind the demand feature thus is that of the liquidity provider bank, and not that of MS & Co. Based on the limited nature of its role, therefore, Applicants submit that MS & Co. should not be considered the issuer of a “Demand Feature” or “Guarantee” (each as defined under Rule 2a-7) when serving as a remarketing agent for a Tax-Exempt Money Market Instrument14

The percentage of each Money Market Fund’s net assets held in variable rate demand notes as of December 31, 2009 is set forth in the table below.

Name of Money Market Fund	Percentage of Net Assets Held in Variable Rate Demand Notes as of December 31, 2009
HighMark 100% U.S. Treasury Money Market Fund	0.00%
HighMark California Tax-Free Money Market Fund	85.52%
HighMark Diversified Money Market Fund	0.13%
HighMark Treasury Plus Money Market Fund	0.00%
HighMark U.S. Government Money Market Fund	16.30%

[14]	The Commission has previously recognized the role of a remarketing agent for variable rate demand notes as distinct from that of the issuer. See Investment Company Act Release No. 14983 (March 12, 1986).

MS & Co. acted as remarketing agent for approximately $25.3 billion of variable rate demand notes during calendar year 2009, which includes bringing to market approximately $3.6 billion in new issues during that year. MS & Co.’s market share in the variable rate demand notes market is estimated to be 8.6% as of December 31, 2009.15

Synthetic variable rate securities16 are variable rate instruments in the form of custodial receipts or other interests which evidence ownership of future interest payments, principal payments or both on certain state and local government and authority obligations. Such obligations are held in custody by a trustee on behalf of the holders of the receipts. These custodial receipts are known by various names, including “Municipal Receipts” (“MRs”) and “Puttable Floating Option Tax Exempt Receipts” (“P-Floats”).

Put Bonds are variable rate instruments with an optional or mandatory “put” period enabling the Funds unconditionally to put the instrument back to a tender agent during the “put” period. Since the frequency of the pricing feature spans a longer period of time than the seven day variable rate demand notes, the value of put bonds may fluctuate to a greater degree than that of variable rate demand notes. In terms of liquidity, put bonds do trade in the secondary market but, because not all dealers make a market in them, liquidity may be reduced. As a result of these market factors, put bonds have not been as widely used by issuers as financing vehicles as other forms of Tax-Exempt Money Market Instruments.

[15]	Source: Securities Data Corp.
[16]	A synthetic variable rate security is a financial instrument that is typically created by placing a long-term fixed-rate municipal bond into a trust or custody account that issues short-term variable or floating rate securities subject to a conditional demand feature. This process effectively converts long-term fixed rate bonds into short-term variable or floating rate demand instruments that meet Rule 2a-7’s maturity requirements. See Technical Revisions to the Rules and Forms Regulating Money Market Funds, Investment Company Act Release. No. 22921 (December 2, 1997).

MS & Co. acted as remarketing agent for approximately $4 billion of put bonds during calendar year 2009, and MS & Co.’s market share in put bonds market is estimated to be 12.1% as of December 31, 2009.17

C. Participation of MS & Co. in the Tax-Exempt Money Market

MS & Co. is a major participant in both the primary new issue market and in the secondary dealer tax-exempt money market.

1. Primary New Issue Market

MS & Co.’s new issue market share in the aforementioned Tax-Exempt Money Market Instruments is shown in the table below. No current data is available for put bonds because there has been no significant market activity since 1991 by any dealer due to an unfavorable market environment for such bonds:

[17]	Source: MS & Co. estimate, based on market surveys.

Tax-Exempt Money Market Instruments Market Share

January 1, 2009 to December 31, 2009

Type of Security	MS & Co. Rank[18]		MS & Co. Market Share
Conventional Notes[19]	4	[20]	9.3%
Tax-Exempt Commercial paper[21]	4	[22]	10%
Variable Rate Demand Notes[23]	5	[24]	8.6%

In competitive bid transactions, MS & Co. is generally a manager in one of the competing bidding groups and is typically an underwriter only if it is the manager or co-manager. In negotiated transactions, MS & Co. will frequently be an underwriter in the syndicate even if it is not the manager or co-manager. Accordingly, the information set forth above understates the extent to which MS & Co. acts as an underwriter in negotiated transactions.

2. Secondary Market

There is no comprehensive information published as to the dollar amount and volume of secondary market transactions executed in Tax-Exempt Money Market Instruments in the dealer market, including conventional notes, variable rate demand notes and tax-exempt commercial paper. However, based on the information in the

[18]	Rank based on aggregate dollar value of new issues underwritten by MS & Co. as senior managing underwriter only.
[19]	Source: Securities Data Corp.
[20]	Out of 25 firms.
[21]	Source: MS & Co. estimate of the amount of tax-exempt commercial paper authorized to be issued for the period January 1, 2009 to December 31, 2009.
[22]	Out of 25 firms.
[23]	Source: Securities Data Corp.
[24]	Out of 25 firms.

following chart, MS & Co. believes that it is generally one of the top five25 secondary market dealers in Tax-Exempt Money Market Instruments. The following chart sets forth certain information regarding the market shares of the top 10 dealers, some of which was obtained from market surveys conducted by MS & Co. and the balance of which was obtained from public sources. The information in the chart relates to the approximate volume of variable rate demand notes for which these dealers act as remarketing agent and the aggregate amount of tax-exempt commercial paper which these dealers are authorized to sell on behalf of issuers. Applicants believe that the chart sets forth reasonably accurate data to assess the relative positions of dealers in the secondary market for Tax-Exempt Money Market Instruments. Based upon MS & Co.’s estimates, the trading volumes in variable rate demand notes and tax-exempt commercial paper for MS & Co. and nine other leading dealers as of January 1, 2010 were as follows:

	Aggregate Variable Rate Demand Notes (in millions)*	Authorized CP (in millions)*	Total*	Relative % Market Share**
J.P. Morgan Securities Inc.	$66,049.10	$15,000	$81,049	20%
Merrill Lynch Capital Markets	$43,606.60	$7,000	$50,607	13%
Citigroup Global Markets	$39,140.30	$10,000	$49,140	12%
Goldman, Sachs & Co.	$34,612.10	$22,000	$56,612	14%
Banc of America Securities LLC	$28,868.20	$4,000	$32,868	8%
Wachovia Bank, N.A.	$26,528.60	$2,000	$28,529	7%
Morgan Stanley & Co. Inc.	$22,673.40	$11,600	$34,273	9%
Barclays Capital	$17,497.30	$13,800	$31,297	8%
RBC Capital Markets	$13,999.90	$2,000	$16,000	4%
SunTrust Capital Markets Inc.	$10,939.20	$2,000	$12,939	3%
Total	$400,750.60	$89,400	$393,315

*	Source: Thomson Reuters Municipal Market Data
**	Source: MS & Co.’s estimates of amounts authorized to be issued (as of 5/20/10)
[25]	This ranking is higher than the chart below because it takes into account conventional notes.

With respect to California Tax-Exempt Money Market Instruments, MS & Co. is one of the major dealers in that market. For example, for the year ended December 31, 2009, MS & Co. had served as the remarketing agent or placement agent for over $4.5 billion in variable rate demand notes and tax-exempt commercial paper for California Tax-Exempt Money Market Instruments. It is estimated that the amounts for which MS & Co. served as remarketing agent or placement agent in variable rate demand notes or tax-exempt commercial paper was, as of December 31, 2009, approximately equal to 10.5% of the total remarketings of the $42.8 billion of California Tax-Exempt Money Market Instruments held by all California municipal money market funds.26 Currently, there is no state or territory other than California for which there is a single state Tax-Exempt Money Market Fund that intends to rely on the requested order.

3. Decreased Liquidity in the Tax-Exempt Money Market

As discussed in section IV.F below, several major institutions have terminated or reduced their dealer activities over the last decade. These terminations and reductions have had the effect of decreasing the overall liquidity in the market for Tax-Exempt Money Market Instruments. As a result, in effecting transactions in Tax-Exempt Money Market Instruments on behalf of the Money Market Funds, an Adviser must deal with fewer institutions, many of which do not provide the level of trading activity in which they previously engaged.

[26]	Market share data of various dealers for the California Tax-Exempt Money Market Instruments market is not readily available. As a result, the foregoing information was calculated by stating MS & Co. activity as remarketing agent and placement agent of California tax-exempt variable rate demand bonds and tax-exempt commercial paper as a percentage of the total holdings of all California money market funds through December 31, 2009.

D. Description of the Taxable Money Market

As used in this Application, the term Taxable Money Market Instruments, refers to taxable securities that are eligible for purchase by money market funds under Rule 2a-7. Taxable Money Market Instruments are generally issued or involve obligations that are issued only by obligors of the highest credit rating, and, accordingly, offer relative safety of principal. Furthermore, because of their short maturities (generally no longer than thirteen months), such securities involve only a relatively small risk of loss due to changes in interest rates. For the most part, taxable money market securities consist of short-term U.S. Government securities (primarily U.S. Treasury bills and notes), short-term U.S. Governmental Agency securities, bank money market instruments (such as time deposits, negotiable certificates of deposit and bankers acceptances), bank notes, commercial paper and other short-term fixed income instruments, including appropriate medium-term notes and asset-backed floating rate notes. A Taxable Money Market Instrument (other than a repurchase agreement) may obtain its necessary credit quality through some credit enhancement feature such as collateralization or some form of guarantee or other credit support (e.g., a letter of credit or a surety bond).

Repurchase agreements are a kind of money market transaction under which one counterparty to a transaction acquires ownership of a security but, at the time of such purchase, the purchaser agrees to sell back to the seller and the seller agrees to repurchase the security at a mutually agreed-upon time and price. Typically, an investor with a need to make a short-term investment (often just overnight) will arrange with a dealer to purchase a specific security and resell it back to the dealer at a specific time and price quoted in terms of a market rate of interest. Repurchase agreements are commonly used by money market funds due to the efficiency, liquidity and relative credit safety of the investment. The Funds may enter into repurchase agreements with counterparties that are broker-dealers or with banks.

Practically all trading in Taxable Money Market Instruments takes place in over-the-counter markets consisting of groups of dealers who are primarily major securities firms or large commercial banks. As of April 1, 2010, the largest group of such dealers consists of approximately 18 primary Government securities dealers who report their daily positions and trading to The Federal Reserve Bank of New York. Taxable money market securities are generally traded in lots of $1,000,000 or more on a net basis and do not normally involve payment of either brokerage commissions or transfer taxes. The costs of portfolio transactions to the Funds consist primarily of dealer or underwriter spreads. Spreads vary somewhat among money market securities, but generally spread levels for short-term investment grade products are in the range of 1 to 5 basis points (0.01% to 0.05%). In the Funds’ experience, there is not a great deal of variation in the spreads on money market securities quoted by the various dealers, except perhaps during turbulent market conditions.

Unlike a central auction market, such as the New York Stock Exchange, where buyers and sellers are matched in agency transactions and retail buyers or sellers can readily determine the price at which securities are being traded, the money market consists of sophisticated and elaborate telephonic and electronic communications networks among dealer firms, principal issuers of Taxable Money Market Instruments and principal institutional buyers of such instruments. Because the money market is a dealer market, rather than an auction market, there is not a single obtainable price for a given instrument that generally prevails at any given time. A dealer acts either as “agent”

on behalf of issuer clients or as “principal” for its own account. In either capacity, a dealer posts rates throughout its internal, private distribution network that are intended to reflect “market clearing price levels,” as determined by the dealer. Only customers of the dealer seeking to purchase Taxable Money Market Instruments have access to these postings. Most transactions in these securities are completed before noon in order to ensure same-day settlement. In light of the manner in which the money market operates, in order to be able to invest efficiently, it is critical for an investor to have access to as much information that dealers make available to their customers as possible at the earliest practicable moment.

As is the case with Taxable Money Market Instruments generally, virtually all trading in repurchase agreements takes place in the over-the-counter market that consists of dealers which are major securities firms or large commercial banks. Repurchase agreements generally involve U.S. Treasury and U.S. Governmental Agency instruments and other money market securities in amounts of $5,000,000 or more and do not normally involve either brokerage commissions or transfer taxes. The investment rate quoted by the dealer and accepted by an investor is essentially based upon factors such as the credit quality of the issuer, the maturity and the current market value of the instrument being sold under the repurchase agreement, the credit quality of the counterparty, the Fed funds rate at the time of the transaction, the amount invested and the maturity of the repurchase agreement. The rate also reflects the manner in which the transaction is settled and, in particular, whether the instrument is actually delivered to the investor or held in safekeeping by the dealer.

Because of the variety of types of Taxable Money Market Instruments and other factors, the money market tends to be somewhat segmented. The markets for the various types of instruments will vary in terms of price, volatility, liquidity and availability. Although the rates for the different types of instruments tend to fluctuate closely together, there may be significant differences in yield among the various types of instruments, and even within a particular instrument category, depending upon the maturity of the instrument and the credit quality of the issuer. Moreover, from time to time, segmenting exists within money market securities with the same maturity date and rating. The segmenting is based on such factors as whether the issuer is an industrial or financial company, whether the issuer is domestic or foreign and whether the securities are asset-backed or unsecured. In addition, because dealers tend to specialize in certain types of Taxable Money Market Instruments, the particular needs of a potential buyer or seller with respect to a certain type of security, maturity or credit quality may limit the number of dealers who can provide optimum pricing and execution. Hence, with respect to any given type of instrument, there may be only a few dealers who can be expected to have the instrument available and be in a position to quote an acceptable price.

The market for repurchase agreements is also segmented. For example, there are only a relatively small number of dealers, including MS & Co., that regularly have sufficient amounts of the various kinds of securities in inventory or have ready access to such securities to permit those dealers to engage in the kinds of repurchase agreements that will be attractive to institutional investors such as the Funds. In addition, with respect to repurchase agreements, only a few dealers emphasize a broad range of maturities. Besides the number of available dealers, a dealer’s credit quality is also an important consideration, given that a repurchase agreement creates counterparty risk. On a collective basis, these considerations significantly limit the number of dealers from which an institutional investor may as a practical matter obtain competitive quotes on repurchase agreements.

E. Participation of MS & Co. in the Taxable Money Market

MS & Co. is one of the world’s largest dealers in Taxable Money Market Instruments, ranking among the top firms in each of the major markets and product areas. As of April 30, 2010, MS & Co. served as a dealer for approximately 248 third party issuers, including government agencies, multinational foreign and domestic industrial corporations and banks, emerging market sovereigns and multinationals, finance companies and special purpose entities sponsored by a wide range of financial and industrial companies. The outstanding dollar amount of MS & Co.’s taxable money market transactions approached approximately $90-95 billion as of April 30, 2010. Many of the Taxable Money Market Instruments in which MS & Co. deals involve securities of issuers seeking access to the short-term markets for the first time. Consequently, it is critically important to the Funds to be able to enter into money market transactions with MS & Co. to be able to obtain the best possible investment opportunities.

1. Taxable Commercial Paper

The taxable commercial paper market, estimated at approximately $1.1 trillion (non-seasonally adjusted) as of April 30, 2010, seasonally adjusted, according to information published by the Board of Governors of the Federal Reserve System,27 is by far the single largest segment of the money market business. As stated earlier, MS & Co.

[27]	Source: Internet address http://www.federalreserve.gov).

is a major dealer in the commercial paper market. Set forth below is information28 that illustrates that as of December 31, 2009, MS & Co. had become the fourth largest dealer in terms of the number of existing U.S. asset-backed commercial paper programs (“ABCP”).29 Market share information represents MS & Co.’s estimates derived from publicly available information.

10 Largest ABCP Dealers*

4Q09 Average ABCP Outstandings

Dealer	CP Total ($ MM)	Number of Programs	% of Market (based on CP Volume)
Citigroup Global Markets	385,702	121	16%
J.P. Morgan Chase	378,902	114	16%
Banc of America Securities LLC / Merrill Lynch	365,985	140	15%
Morgan Stanley & Co. Inc.	256,567	86	10%
Goldman, Sachs & Co.	253,959	74	10%
Credit Suisse	168,528	43	7%
Deutsche Bank AG	109,438	76	4%
Lehman Brothers Inc.	83,559	47	3%
Barclay’s Capital	72,716	38	3%
RBC Capital Markets	28,995	14	1%

*	This information provides no insight into the amount of ABCP placed by each dealer.

10 Largest ABCP Dealers*

3Q09 Average ABCP Outstandings

Dealer	CP Total ($ MM)	Number of Programs	% of Market (based on CP Volume)
J.P. Morgan Chase	411,039	115	16%
Citigroup Global Markets	410,932	125	16%
Banc of America Securities LLC / Merrill Lynch	392,685	147	15%
Goldman, Sachs & Co.	274,918	76	10%
Morgan Stanley & Co. Inc.	272,095	88	10%
Credit Suisse	172,183	46	7%
Deutsche Bank AG	126,834	79	5%
Lehman Brothers Inc.	94,527	53	4%
Barclay’s Capital	75,120	39	3%
RBC Capital Markets	31,879	14	1%

*	This information provides no insight into the amount of ABCP placed by each dealer.
[28]	Source: Moody’s Investors Service, Inc. (“Moody’s”).
[29]

League table data for the broader commercial paper market is not available via any published source. Moody’s is one source that compiles data for ABCP, which is the most significant part of the commercial paper market by outstanding dollar amounts (as of May 19, 2010 ABCP represented 37% of the $1.059 trillion U.S. commercial paper market, unsecured financial commercial paper represented 51%, and unsecured corporate commercial paper represented 12%).

10 Largest ABCP Dealers*

2Q09 Average ABCP Outstandings

Dealer	CP Total ($ MM)	Number of Programs	% of Market (based on CP Volume)
J.P. Morgan Chase	469,648	118	16%
Banc of America Securities LLC / Merrill Lynch Money Markets	446,197	151	15%
Citigroup Global Markets	437,751	125	15%
Goldman, Sachs & Co.	300,047	80	10%
Morgan Stanley & Co. Inc.	229,234	93	10%
Credit Suisse	175,537	51	6%
Deutsche Bank AG	150,955	79	5%
Lehman Brothers Inc.	104,696	53	4%
Barclay’s Capital	80,856	40	3%
RBC Capital Markets	39,985	14	1%
* This information provides no insight into the amount of ABCP placed by each dealer. 10 Largest ABCP Dealers* 1Q09 Average ABCP Outstandings
Dealer	CP Total ($ MM)	Number of Programs	% of Market (based on CP Volume)
J.P. Morgan Chase	518,920	125	16.1%
Citigroup Global Markets	491,069	134	15.2%
Banc of America Securities LLC / Merrill Lynch Money Markets	480,426	160	14.9%
Goldman, Sachs & Co.	332,396	82	10.3%
Morgan Stanley & Co. Inc.	320,242	98	9.9%
Credit Suisse	188,082	56	5.8%
Deutsche Bank AG	173,433	85	5.4%
Lehman Brothers Inc.	109,275	55	3.4%
Barclay’s Capital	78,534	41	2.4%
RBC Capital Markets	44,409	14	1.4%

*	This information provides no insight into the amount of ABCP placed by each dealer.

Additionally, on an absolute basis, MS & Co.’s average daily sales volume for commercial paper grew from approximately $7 billion in 2000 to $8-10 billion in 2010 (estimated).

In light of the foregoing, it is clear that MS & Co. is one of the most significant commercial paper dealers in the world today, and that its prominence in the market has been increasing. As discussed earlier, for a number of reasons it is vitally important to the Funds to have access to all major money market dealers. If the Funds are not able to deal with MS & Co., they will continue to be significantly impeded from taking maximum advantage of the commercial paper market.

2. Repurchase Agreements

The Applicants are not aware of any specific recognized source that publishes information regarding the amount of activity or relative rankings of dealers in repurchase agreements.30 Applicants believe, however, that MS & Co. plays a relatively significant role in the repurchase agreement market. According to the Securities Industry and Financial Markets Association (formerly, Bond Market Association),31 the daily average outstanding repurchase agreements totaled approximately $2.6 trillion ($4.4 trillion if reverse repurchase agreements are included) during the full year 2009. MS & Co.’s average outstanding repurchase agreements for January 2009 to December 2009 ranged from $170 billion to $310 billion (including reverse repurchase agreements). MS & Co. estimates that the 10 leading dealers in repurchase agreements control a significant portion of the market, and that MS & Co., as a Primary Dealer for U.S. Treasury auctions, is one of these 10 leading dealers.

[30]	Repurchase agreement dealers periodically publish data reflecting net positions in repurchase agreements. Because such data involve netting, they do not permit extrapolation as to the gross volume of a dealer’s repurchase agreement business.
[31]	Source: the Securities Industry and Financial Markets Association website (which can be found at the internet address http://www.sifma.org).

There are, however, factors in addition to a relatively significant market share which make it extremely important for the Funds to have access to MS & Co. The members of MS & Co.’s professional staff who work in this area offer their customers a high level of expertise, opportunities and critical market information and insight. Access to such resources is extremely important to enable the Funds to take advantage of the best possible investment opportunities. Because, as stated earlier, the money market operates at an extremely fast pace, investors need access to such resources. Moreover, the ability to work with as many dealers as possible is imperative for an investor, not only to have an additional source of information regarding investments, but also to insure that other dealers with which the investor transacts business have an incentive to offer the investor the most competitive available terms. Given the strong positions of a small number of repurchase agreement dealers, the need to have MS & Co. as such an alternate source becomes particularly acute, as even the slightest diminution of competition can severely limit the Funds’ investment choices.

3. U.S. Treasuries

The U.S. Treasury market consists of U.S. government obligations that are sold through public auctions. The Primary Dealer desk of MS & Co. actively participates in these auctions and is a leading Primary Dealer. According to the Federal Reserve Bank of New York, there are currently only 18 Primary Dealers. All Primary Dealers are required to bid in the auction because they act, in part, as distributors of the Treasury debt. During January through December 31, 2009, MS & Co. bid on average for 4.93% to 22.70% of the Treasury securities (other than bills) auctioned and received on average from 0% to 12.17% of the primary distribution of Treasury securities.32 For secondary trading of U.S. Treasury securities with maturities of three to six years and with maturities under three years MS & Co. has ranked in the top quintile (top 4 of 18 Primary Dealers) for 6 of the last eight quarters through fourth quarter 2009.33

4. Government Agency Securities

Government Agency securities include obligations of the Government National Mortgage Association. Government Sponsored Enterprise (GSE) securities include obligations of the Federal National Mortgage Association, the Student Loan Marketing Association, the Federal Home Loan Mortgage Corporation and the Federal Home Loan Banks. MS & Co. actively transacts in both Agency and GSE securities in the secondary market. MS & Co. serves as a primary distributor for each of the GSEs for their unsecured debt and mortgage-backed securities. MS & Co. ranked 8th in underwriting primary issuances of Agency and GSE securities in 2009 with 6% of market share.34

F. Consolidation in the Money Market Industry

Recent growth in taxable and tax-exempt money market fund assets, withdrawals by several major dealers from making markets in Money Market Instruments, and the restrictions contained in Rule 2a-7 on the types of instruments a money market fund may purchase have all contributed to the limited availability of Money Market Instruments to portfolios that are authorized to purchase Money Market Instruments. Over the past few

[32]	Source: Morgan Stanley. On average, MS & Co. bid for and received the following percentage of U.S. Treasury securities auctioned: 2 year, bid 14.78% and received 2.46%; 3 year, bid 13.81% and received 3.69%; 5 year, bid 11.01% and received 4.21%; 7 year, bid 12.35% and received 3.79%; 10 year, bid 12.47% and received 4.33%; and 30 year, bid 13.38% and received 5.09%.
[33]	Source: Federal Reserve Bank of New York. For maturities between 3 and 6 years MS & Co.’s market share varied from 7.56% to 11.92% over the eight quarters through the fourth quarter of 2009 and for maturities less than three years MS & Co.’s market share varied from 7.09% to 9.61% over the eight quarters through the fourth quarter of 2009.
[34]	Source: Bloomberg.

years, the growth in portfolios that purchase Money Market Instruments has substantially outpaced the growth in Money Market Instruments.35 There is a substantially smaller number of major dealers who are active in the money market than was the case a decade ago. Among the factors that led to this trend were mergers and acquisitions in the investment banking and commercial banking industries (which have caused dealers that formerly were independent and competing with one another to combine their operations)36 and a number of financial institutions choosing to discontinue actively participating in money market activities, some because of financial difficulties. In addition, a number of firms have also withdrawn from the municipal securities business.37

As a result of this consolidation, the remaining market participants have gained market share. This reduction in the number of market participants has generally decreased the liquidity available in the market, since fewer dealers will make a market in any particular security.

[35]	From 1999 to 2009, the growth of the market in Tax-Exempt Money Market Assets was 100%. For that same period, the growth of Taxable Money Market Assets was 109%. Source: www.imoneynet.com (as of December 31, 2009).
[36]	Specifically, mergers involving the following companies have reduced the number of firms dealing in Money Market instruments: Bank of America and NationsBank; Bank of America and FleetBoston; Bank of America and Merrill Lynch; First Chicago National Bank and National Bank of Detroit; Banc One and First Chicago National Bank; Wachovia and First Union; Hong Kong Shanghai Banking Corporation and Marine Midland; Fleet Bank and Bank of Boston; Lehman Brothers and E.F. Hutton; Salomon Smith Barney and Citibank; Paine Webber and Kidder Peabody; Morgan Stanley and Dean Witter; Deutsche Bank and Bankers Trust (which previously had acquired Alex Brown); Dain Bosworth and Rauscher Pierce; Wachovia and Prudential Securities; Wachovia and Wells Fargo; and JPMorgan Chase and Bear Stearns.
[37]

Such firms include: Salomon Brothers (prior to the merger with Smith Barney); Citibank (prior to the merger of the parents of Citibank and Salomon Smith Barney); L.F. Rothschild, Unterberg, Towbin; Ehrlich Bober; Donaldson, Lufkin & Jenrette; CS First Boston; Lazard Freres; Dillon Read; Robinson Stephens; and (prior to the mergers which eventually created J.P. Morgan Chase & Co. (“JPM”) and JPMorgan Chase Bank, a wholly-owned subsidiary of JPM) Chemical Bank and The Chase Manhattan Bank.

During this period of consolidation, MS & Co. has remained committed to the taxable and tax-exempt money market, and has moved to fill the void left by departing dealers. As the number of dealers with whom the Funds can transact business has decreased, it has become even more important for the Funds to have meaningful access to all of the major dealers in Money Market Instruments in order to diversify each Fund’s investments, to maintain portfolio liquidity, and to increase opportunities for obtaining best price and execution with respect to portfolio trades. However, the provisions of Section 17(a) of the Investment Company Act, which prohibit principal transactions between the Funds and certain affiliated persons, have prevented the Funds from having access to MS & Co. in this context. Given the relative significance of MS & Co. in the market for Money Market Instruments in which the Funds invest, Applicants submit that Section 17(a) may place the Funds at a competitive disadvantage.

G. Participation of the Funds in the Money Market

Subject to the general supervision of the Board, the Advisers are responsible for portfolio decisions and placing the Funds’ investments.

The Funds have no obligation to deal with any dealer or group of dealers in the execution of their portfolio transactions. When placing orders, each Adviser must attempt to obtain the best net price and the most favorable execution of its orders. In doing so, it takes into account such factors as price, the size, type and difficulty of the transaction involved, research provided and the dealer’s general execution and operational facilities. For repurchase agreements in particular, each Adviser places great emphasis on the creditworthiness of the counterparty.

Access to MS & Co. will provide to the Advisers and the Funds a significant additional source for Money Market Instruments, the ability to obtain critical market information on a prompt basis, the opportunity to obtain an additional comparative price, the potential for greater diversification in the securities held by the portfolio and access to a counterparty with a strong credit rating. Unless the order requested herein is granted, the Funds will not have these benefits, will be effectively prevented from investing in the most efficient and optimal manner in the taxable and tax-exempt money market and will as a practical matter be placed at a disadvantage relative to other investors. In the case of Taxable Money Market Instruments, while the concerns are much more acute in the context of Funds that are Money Market Funds, they are also relevant to Funds that are not Money Market Funds. Each of the non-Money Market Funds has the flexibility under its investment objectives and policies to invest in Money Market Instruments. Thus, they might well invest in Money Market Instruments to derive income, to balance a portfolio, to hedge risks, for temporary defensive purposes or for other purposes. If the benefit of the requested relief with respect to Taxable Money Market Instruments is not extended to those Funds, they might encounter the difficulties and problems which this Application describes and seeks to ameliorate, even if, admittedly, not to the same degree as Money Market Funds which invest exclusively or regularly in Money Market Instruments. In the case of Tax-Exempt Money Market Instruments, while the concerns are much more acute in the context of Tax-Exempt Money Market Funds, they are also relevant to Taxable Money Market Funds. Certain of the Taxable Money Market Funds have the flexibility under their investment objectives and policies to invest in Tax-Exempt Money Market Instruments. Thus, such Taxable Money Market Funds might well invest in Tax-Exempt Money Market Instruments to derive income, to balance a portfolio or for other purposes. If the benefit of the requested relief with respect to Tax-Exempt Money Market Instruments is not extended to Taxable Money Market Funds, they may encounter the difficulties and problems that this Application describes and seeks to ameliorate, even if, admittedly, not to the same degree as Tax-Exempt Money Market Funds that invest exclusively or regularly in Tax-Exempt Money Market Instruments.

V. Principal Transactions Between the Funds and MS & Co.

A. Relief Requested

Because of the above-described affiliations, the Funds may be prohibited from conducting portfolio transactions with MS & Co. in transactions in which MS & Co. acts as principal. Section 17(a) of the Investment Company Act prohibits an affiliated person or principal underwriter of a registered investment company, or any affiliated person of such a person, acting as principal, from selling to or purchasing from such registered company, or any company controlled by such registered company, any security or other property, subject to exceptions not here relevant. Section 17(b) of the Investment Company Act provides, however, that the Commission, upon application, may exempt a transaction from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair, and do not involve overreaching on the part of any person concerned, and that the proposed transaction is consistent with the policy of the registered investment company concerned and with the general purposes of the Investment Company Act. Section 6(c) of the Investment Company Act provides that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the Investment Company Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Investment Company Act.

The Applicants hereby request an order of the Commission pursuant to Section 6(c) and Section 17(b) of the Investment Company Act exempting certain transactions from the provisions of Section 17(a) of such Act so as to permit MS & Co., acting as principal, (1) to sell Taxable Money Market Instruments to, or purchase Taxable Money Market Instruments from, the Funds; and (2) to sell Tax-Exempt Money Market Instruments to, or purchase Tax-Exempt Money Market Instruments from, the Money Market Funds; both subject to the conditions set forth in Section VI below. Applicants expressly acknowledge that any order issued on the Application would grant relief from Section 17(a) of the Investment Company Act only, and would not grant relief from any other section of, or rule under, the Investment Company Act including, without limitation, Sections 10(f), 12(d)(3) and 17(d) and Rule 2a-7.

Although Applicants acknowledge the opportunity for potential conflicts of interest posed by conducting principal transactions with an affiliated person, Applicants respectfully submit that the protective conditions set forth herein are reasonably designed to prevent any overreaching on the part of any person or persons that could act in a manner that is intended to benefit MS & Co. unduly at the expense of the Funds based upon their affiliated relationship or to act to the detriment of the Funds. Following the proposed conditions will, Applicants submit, ensure that each transaction is effected on a reasonable and fair basis.

B. Rationale for Order

The Funds’ successful management of over $5 billion of Money Market Instruments depends upon the ability to have complete and effective access to the entire tax-exempt money market and taxable money market. The decreased liquidity in the money market in Taxable and Tax-Exempt Money Market Instruments is a great concern for the Funds. The Applicants believe that the ability to conduct principal transactions with such a significant and creditworthy participant in the marketplace as MS & Co. would greatly help to alleviate this concern.

Access to MS & Co. as a dealer in Money Market Instruments as requested herein would (a) provide the Funds with better access to opportunities to improve the yield on their portfolios by capitalizing on investment and trading opportunities; (b) permit the Funds to manage their overnight and longer term liquidity in a relatively small number of transactions much more effectively; (c) support the Funds’ objectives of maintaining high credit standards in all of their investments; (d) enhance the ability of the Funds to implement and execute a comprehensive strategy of investment transactions over a broad range of maturity dates and diverse issues while lessening the impact of those transactions on the market as a whole; (e) enhance the ability of the Funds to restructure portfolios defensively by shortening average maturities in deteriorating markets; and (f) offer to the Funds expanded flexibility and opportunity to accommodate shareholder cash-flow requirements.

In light of the policy of the Funds of investing in securities with short maturities, combined with the active portfolio management techniques employed by the Advisers, the ability to effect purchases and sales of securities in the market for Money Market Instruments can be an important element in implementing the Funds’ investment strategies. Professional money management techniques include varying the composition of a Fund’s investments and the average maturity of the portfolio based upon an assessment of the relative values of the various securities or instruments and future interest rate patterns. With respect to money market Funds and fixed income Funds, an Adviser also seeks to maximize the yield of a Fund’s portfolio by taking advantage of yield disparities that regularly occur in the secondary market. In addition, it is the policy of the money market and fixed income Funds to endeavor to be as fully invested, as reasonably practicable, in order to maximize the yield on their portfolios. The yields on the money market and fixed income Funds’ portfolios may be lowered substantially by any lack of availability of Money Market Instruments. The Funds and the Advisers believe that having access to the secondary market in Money Market Instruments that is maintained by MS & Co. would benefit the Funds by increasing the opportunities for the Funds to obtain suitable portfolio investments to improve the yields on their portfolios.

As the Funds have grown, their demand for securities of high quality issuers has grown commensurately. The money market (for both Taxable and Tax-Exempt Money Market Instruments), however, tends to be somewhat segmented. The markets for different types of securities vary considerably in terms of price, volatility, liquidity and availability. In addition, with respect to any given type of security or instrument, there may be only a few dealers who can be expected to have a security in inventory and be in a position to quote a price that is favorable to the Funds.

The price that MS & Co. or any other dealer quotes with respect to a particular security depends upon a number of factors. One important factor is the dealer’s outlook on future yields of money market securities. At any given time, different dealers may quote different prices with respect to the same type of security. For institutional buyers such as the Funds, obtaining best price and execution at such times often means trading with a dealer that believes yields are increasing and, therefore, is looking to liquidate its inventory. However, if a Fund is seeking to sell a portfolio security, that Fund may well obtain a better price from a dealer that believes yields will decrease and is, therefore, seeking to build its inventory. Often a dealer will offer advantageous “swaps” to customers as a means of adjusting inventory. At times, such a dealer may be MS & Co. and at such times the Funds would not have access to the best price and execution unless the requested relief is granted.

Another significant factor in determining price is competition. Other dealers are aware that the Funds are prohibited from trading with MS & Co. in the money market (for both Taxable and Tax-Exempt Money Market Instruments). Given this awareness, a dealer, in providing quotations on Money Market Instruments to the Funds, will not experience any competitive pressure to meet MS & Co.’s prevailing quotations. Thus, the Funds’ inability to deal with MS & Co. may, on occasion, adversely affect the price quotes that the Funds receive on Money Market Instruments.

For these reasons, the Applicants submit that having access to all the major dealers in the money market (for both Taxable and Tax-Exempt Money Market Instruments), including MS & Co., would significantly enhance the ability of the Advisers to manage the Funds’ investments in a manner best designed to serve the interests of the Funds and their shareholders.

To summarize, the Applicants believe that it would be highly desirable for the Funds to be able to engage in principal transactions in Money Market Instruments with MS & Co. for the following reasons:

1.	With over $5 billion invested in Money Market Instruments, the Funds have a strong need for access to large quantities of high quality Money Market Instruments. The Applicants believe that having access to a major dealer, such as MS & Co., would increase the Funds’ ability to obtain suitable portfolio securities.

2.	The policy of the money market and fixed income Funds of investing in securities with short maturities, combined with the active portfolio management techniques employed by an Adviser, results in a high level of portfolio activity and the need to make numerous purchases and sales of Money Market Instruments. This high level of portfolio activity likewise emphasizes the importance of increasing opportunities to obtain suitable portfolio securities and best price and execution.

3.	The taxable and tax-exempt money market including the market for repurchase agreements is highly competitive and maintaining a dealer as prominent as MS & Co. in the pool of dealers with which the Funds could conduct principal transactions may provide the Funds with improved opportunities to purchase and sell Money Market Instruments, including Money Market Instruments not available from any other source.

4.	MS & Co. is such a major factor in the taxable and tax-exempt money market that removing MS & Co. from the dealers with which the Funds may conduct principal transactions may indirectly deprive the Funds of obtaining best price and execution even when the Funds trade with unaffiliated dealers.

VI. The Applicants’ Conditions

For the reasons stated above, the Applicants submit that it would be in the best interests of each Fund and its shareholders to permit the Fund to engage in the principal transactions described herein, which would otherwise be prohibited by Section 17(a) of the Investment Company Act. While it is the belief of the Applicants that being restricted from conducting transactions of the type specified above may limit the Funds’ opportunities, they recognize the potential for conflicts of interest posed by conducting transactions with an affiliate. Accordingly, the Applicants propose a number of protective conditions to any exemptive relief granted hereunder designed to reduce the possibility of abuses arising out of these potential conflicts of interest and to ensure that the terms of all principal transactions with MS & Co. will be fair and reasonable to the Funds and will not involve overreaching by MS & Co. or any of its affiliates.

Among these conditions, a limitation on the type of security has been imposed to ensure that principal transactions with MS & Co. are conducted in short-term, very high quality debt-type securities which offer safety of principal and less market risk. Condition 1 provides that the proposed order will, with respect to Tax-Exempt Money Market Instruments, apply only to Money Market Instruments that are First Tier Securities, as defined in Rule 2a-7. With respect to Taxable Money Market Instruments, Condition 1 provides that the order will apply only to Eligible Securities (as defined in Rule 2a-7) and repurchase agreements. The proposed order also contains provisions with respect to the price at which principal transactions may be conducted with MS & Co., which are designed to ensure that the Funds receive competitive prices. Conditions 2 and 3 provide that, with respect to principal transactions, the price available from MS & Co. is at least as favorable to the Fund as the price available from other sources with respect to securities falling within the same category of instrument, quality and maturity. The relevant Adviser will have procedures for making these determinations. These procedures will be subject to oversight by the Board of HighMark Funds, including the Independent Trustees (as hereinafter defined), in accordance with Conditions 9 and 10. For purposes of these conditions, Tax-Exempt Money Market Instruments will be considered to be within the “same category of instrument” only if, among other characteristics, they are obligations of a governmental entity in the same state or territory to the extent that a reasonable number of comparable obligations of entities in such state or territory are available.38 Because of the highly fragmented nature of the money market, the price test for Money Market Instruments is made applicable on a generic basis to comparable securities rather than the particular security involved. The Applicants submit that it would be practically impossible to obtain quotes from other dealers as to the identical security of the same issuer. The Applicants believe that quotes on comparable securities are the functional equivalent of quotes from the security involved in the proposed transactions insofar as prices in the money market are concerned. Similarly, in the case of variable rate demand notes, for which dealer bids are not ordinarily available, the Applicants believe that quotes with respect to interest rates on comparable securities are the functional equivalent for quotes on interest rates for the security involved.

[38]	Applicants submit that generally it may well not be possible to identify Tax-Exempt Money Market Instruments of the same category of instrument, for purposes of Conditions 2 and 3, within the same state or territory which are (a) general obligations of the state or territory or (b) obligations that were part of an original issue of more than $10,000,000. Size of an issue is an important factor because there are significantly more governmental entities which issue Money Market Instruments in smaller amounts than there are governmental entities which issue Money Market Instruments in larger amounts. Fiscal policy underlying the Internal Revenue Code of 1986, as amended, has made it more attractive to have issues of $10,000,000 or less, with the result that smaller issues are quite numerous and there is a much higher likelihood of finding comparable obligations of different issuers within the same state or territory in the context of smaller issues. Specifically, under Section 144 of the Internal Revenue Code of 1986, as amended, the interest on certain qualified small issue bonds is exempt from federal income taxes. One of the conditions which must be met for the exemption to apply is that the aggregate authorized face amount of the issue must be $10,000,000 or less. Because banks often invest in qualified small issue bonds, the governmental entities which issue them are sometimes referred to as “bank qualified issuers.” It is difficult and in some cases not possible to find comparable obligations of larger issues within the same state or territory. Accordingly, because of the difficulties involved in identifying comparable obligations in the context of larger issues, for purposes of the conditions set forth in this Application, Tax-Exempt Money Market Instruments which are general obligations of a state or territory or are issued by an entity other than a bank qualified issuer may fall within the “same category of instrument” of another Tax-Exempt Money Market Instrument, even if the other Tax-Exempt Money Market Instrument is not issued by a governmental entity in the same state or territory. Tax-Exempt Money Market Instruments that are part of an original issue of less than $10,000,000 will be considered to fall within the “same category of instrument” only if they are obligations of the same state or territory.

Condition 5 provides that MS & Co.’s dealer spread will be no greater than its customary dealer spread on similar transactions. Applicants believe that such spreads will generally be consistent with the average or standard spread of dealers in Money Market Instruments for the type of security and the size of the transaction involved; given the competitive nature of this commodity like market, it would not be practical, as a business matter, for MS & Co. to seek a greater spread.

In addition, Condition 8 requires the legal and compliance departments of the Advisers and of MS & Co. to prepare and administer guidelines for personnel of the Advisers and MS & Co., as the case may be, to make certain that transactions conducted pursuant to the order comply with the conditions set forth therein and that the parties maintain arm’s length relationships. Condition 9 requires the members of the Board of HighMark Funds who are who are not “interested persons” as defined in Section 2(a)(19) of the Investment Company Act (“Independent Trustees”), to be responsible periodically to review and update the guidelines to ensure that the transactions conducted pursuant to the order comply with its conditions and that the required procedures are followed, and to monitor compliance with these matters. Applicants acknowledge that nothing in any order issued pursuant to this Application will affect their obligations under Rule 38a-1 under the Investment Company Act or any other applicable requirements under the federal securities laws, except to the extent set forth in any such order. Among other things, these guidelines will be designed to harmonize procedures in all purchase and sale transactions made between a Fund and MS & Co. (whether made directly or indirectly through another Fund in the case of a Fund that is a fund of funds or which invests in a money market fund for cash management purposes) to ensure compliance with the percentage limitations on purchases of Second Tier Securities found in Condition 1 and with the volume limitations found in Condition 4.

For the reasons stated above, the Board has determined that it is in the best interests of the respective Funds to have access to MS & Co. to engage in the principal transactions described above which would otherwise be prohibited by Section 17(a) of the Investment Company Act. While it is the belief of the Board that being restricted from conducting principal transactions of the type specified above with major dealers such as MS & Co. may be detrimental to the Funds, the Board is mindful of the potential conflicts of interest posed by conducting such principal transactions with an affiliated person. The Board has approved the participation of the Funds in transactions conducted pursuant to the exemption requested in this Application which, if approved by the Commission, would permit the Funds to conduct principal transactions with MS & Co. under conditions and subject to controls designed to insure that the terms of each proposed transaction will be fair and reasonable, would not involve overreaching on the part of any person concerned and would eliminate the possibility of abuses of the potential conflicts of interest.

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.	The exemption shall be applicable to principal transactions in the secondary market and primary or secondary fixed price dealer offerings not made pursuant to underwriting syndicates. With respect to Tax-Exempt Money Market Instruments, principal purchase or sale transactions will be conducted only in Money Market Instruments that are First Tier Securities as defined in Rule 2a-7(a)(14)(i) under the Investment Company Act. With respect to Taxable Money Market Instruments, the principal purchase or sale transactions which may be conducted pursuant to the exemption will be limited to transactions in Eligible Securities.[39] Notwithstanding the foregoing, if a Fund purchases a Money

[39]	Italicized terms are defined as set forth in paragraph (a) of Rule 2a-7 under the Investment Company Act, unless otherwise indicated.

Market Instrument meeting the above requirements from MS & Co. and, subsequent to such purchase the security becomes no longer an Eligible Security, the Fund may sell the security to MS & Co. in a manner consistent with the requirements of Rule 2a-7(c)(7)(i)(B). To the extent a Fund is subject to Rule 2a-7, such Eligible Securities must meet the portfolio maturity and quality requirements of paragraphs (c)(2) and (c)(3) of Rule 2a-7. To the extent a Fund is not subject to Rule 2a-7, such Eligible Securities must meet the requirements of clauses (i), (iii) and (iv) of paragraph (c)(3) of Rule 2a-7. Additionally:

(a)	No Fund[40] shall make portfolio purchases pursuant to the exemption that would result directly or indirectly in the Fund investing pursuant to the exemption more than 2% of its Total Assets (or in the case of a Fund that is not subject to Rule 2a-7, more than 2% of the total of its cash, cash items and Eligible Securities) in securities which, when acquired by the Fund (either initially or upon any subsequent rollover) are Second Tier Securities; provided that any Fund may make portfolio sales of Second Tier Securities pursuant to the exemption without regard to this limitation.

(b)	The exemption shall not apply to an Unrated Security other than a Government Security.

(c)	The Funds may engage in repurchase agreements with MS & Co. only if MS & Co. has: (a) net capital, as defined in Rule 15c3-1 under the 1934 Act, of at least $100 million and (b) a record (including the record of predecessors) of at least five years continuous operations as a dealer during which time it engaged in repurchase agreements relating to the kind of security subject to the repurchase agreement. MS & Co. shall furnish the Advisers with financial statements for its most recent fiscal year and the most recent semi-annual financial statements made available to its customers. The Advisers shall determine that MS & Co. complies with the above requirements and with other repurchase agreement guidelines adopted by the Board. Each repurchase agreement will be Collateralized Fully.

(d)	The exemption shall not apply to any purchase or sale of any security, other than a repurchase agreement, issued by MS or any affiliated person thereof or to any security subject to a Demand Feature or Guarantee issued by MS or

[40]	References to the Funds include the Future Funds.

any affiliated person thereof. For purposes of this requirement, MS and Mitsubishi UFJ will not be considered to be the issuer of a Demand Feature or Guarantee solely by reason of the fact that MS & Co. or an affiliate thereof serves as a remarketing agent for a Money Market Instrument.

2.	The relevant Adviser (unless the Board decides that the Fund should make these determinations) will determine with respect to each principal transaction conducted by a Fund pursuant to the order, based upon the information reasonably available to the Funds and the Advisers, that the price available from MS & Co. is at least as favorable to the Fund as the prices obtained from two other dealer bids in connection with securities falling within the same category of instrument, quality and maturity (but not necessarily the identical security or issuer) (“price test”). In the case of “Swaps” involving trades of one security for another, the price test shall be based upon the transaction viewed as a whole and not upon the two components thereof individually. With respect to each transaction involving repurchase agreements, the relevant Adviser will determine (unless the Board decides that the Fund should make these determinations), based upon the information reasonably available to the Fund and the Advisers that the income to be earned from the repurchase agreement is at least equal to that available from other sources. In the case of variable rate demand notes, for which dealer bids are not ordinarily available, the Funds will only undertake purchases and sales where the rate of interest to be earned from the variable rate demand note is at least equal to that of variable rate demand notes of comparable quality that are available from other dealers. Neither MS, Mitsubishi UFJ nor any other affiliate thereof (other than the Advisers) will have any involvement with respect to proposed transactions between the Funds and the Advisers and, except to the extent set forth in Condition 6(d) below, will not attempt to influence or control in any way the placing by the Funds or the Advisers of orders with MS & Co.

3.

Before any principal transaction may be conducted pursuant to the order, the relevant Fund or Adviser must obtain such information as it deems reasonably necessary to determine that the price test (as defined in condition (2) above) has been satisfied. In the case of each purchase or sale transaction, the relevant Fund or Adviser must make and document a good faith determination with respect to compliance with the price test based on current price information obtained through the contemporaneous solicitation of bona fide offers in connection with securities falling within the same category of instrument, quality and maturity (but not necessarily the identical security or issuer). With respect to variable rate demand notes, contemporaneous solicitation of a bona fide offer will be construed to mean any bona fide offer solicited during the same trading day. With respect to prospective purchases of securities by a Fund, the dealer firms from which prices are solicited must be those who have securities of the same categories and the type desired in their inventories and who are in a position to quote favorable prices with respect thereto. With respect to the prospective sale of securities by a Fund, these dealer firms must be those who, in the experience of the Funds and the Advisers, are in a position to quote favorable prices. Before any repurchase agreements are entered into pursuant to the exemption, the Fund or the relevant Adviser must obtain and document competitive quotations from at least two other dealers with respect to repurchase agreements comparable to the type of repurchase agreement involved, except that if quotations are unavailable from two such dealers, only one other competitive quotation is required.

4.	Principal transactions in all Money Market Instruments other than repurchase agreements conducted by a Fund pursuant to the order shall be limited to no more than (a) an aggregate of 25% of the direct or indirect purchases and 25% of the direct or indirect sales of Eligible Securities other than repurchase agreements conducted by that Fund and (b) an aggregate of 25% of the purchases or sales, as the case may be, by MS & Co. of Eligible Securities other than repurchase agreements. Repurchase agreements conducted pursuant to the exemption shall be limited to no more than 10% of (a) the repurchase agreements directly or indirectly entered into by the relevant Fund and (b) the repurchase agreements transacted by MS & Co. Principal transactions in Tax-Exempt Money Market Instruments conducted by each Money Market Fund pursuant to the order, shall be limited to no more than an aggregate of 20% of the direct or indirect purchases and 20% of the direct or indirect sales of Tax-Exempt Money Market Instruments by that Money Market Fund. The relevant Adviser or Fund and MS & Co. will measure these limits on an annual basis (the fiscal year of each Fund) and shall compute them using the dollar volume of transactions.

5.	MS & Co.’s dealer spread regarding any transaction with the Funds will be no greater than its customary dealer spread on similar transactions (with unaffiliated parties) of a similar size during a comparable time period. Its customary dealer spread also will be consistent with the average or standard spread charged by dealers in Money Market Instruments of a similar type and transaction size.

6.	The Advisers, on the one hand, and MS & Co., on the other, will operate on different sides of appropriate walls of separation with respect to the Funds and the Money Market Instruments. The walls of separation will include all of the following characteristics, and such others that MS & Co. and the Advisers consider reasonable to facilitate the factual independence of the Advisers from MS & Co.:

(a)	Each of the Advisers will maintain offices physically separate from those of MS & Co.

(b)	The compensation of persons assigned to any of the Advisers (i.e., executive, administrative or investment personnel) will not depend on the volume or nature of trades effected by the Advisers for the Funds with MS & Co. under the exemption, except to the extent that such trades may affect the profits and losses of Mitsubishi UFJ and its affiliates as a whole.

(c)	MS & Co. will not compensate the Advisers based upon its profits or losses on transactions conducted pursuant to the exemption, provided that the allocation of the profits by Mitsubishi UFJ to its shareholders and the determination of general firm-wide compensation of officers and employees, will be unaffected by this undertaking.

(d)	Personnel employed by the Advisers’ investment advisory operations on behalf of the Funds will be exclusively devoted to the business and affairs of one or more of the Advisers. Personnel employed by MS & Co. will not participate in the decision-making process for or otherwise seek to influence the Advisers other than in the normal course of sales and dealer activities of the same nature as are simultaneously being carried out with respect to nonaffiliated institutional clients. Each Adviser, on the one hand, and MS & Co., on the other hand, may nonetheless maintain affiliations other than with respect to the Funds, and in addition with respect to the Funds, Adviser personnel may rely on research, including credit analysis and reports, prepared by various subsidiaries and divisions of MS & Co.

7.	The Funds and the Advisers will maintain such records with respect to those transactions conducted pursuant to the exemption as may be necessary to confirm compliance with the conditions to the requested relief. To this end, each Fund shall maintain the following:

(a)	An itemized daily record of all purchases and sales of securities pursuant to the exemption, showing for each transaction the following: (i) the name and quantity of securities; (ii) the unit purchase or sale price; (iii) the time and date of the transaction; and (iv) whether the security was a First Tier or Second Tier Security. For each transaction (other than variable rate demand notes), these records shall document two quotations received from other dealers for securities falling within the same category of instrument, quality and maturity; including the following: (i) the names of the dealers; (ii) the names of the securities; (iii) the prices quoted; (iv) the times and dates the quotations were received; and (v) whether such securities were First Tier or Second Tier Securities. In the case of variable rate demand notes, the Fund shall maintain the same records except that the rates of return quoted will be substituted for the prices quoted.

(b)	Records sufficient to verify compliance with the volume limitations contained in condition (4) above. MS & Co. will provide the Funds with all records and information necessary to implement this requirement.

(c)	Each Fund shall maintain a ledger or record showing, on a daily basis, the percentage of the Fund’s Total Assets (or in the case of a Fund that is not subject to Rule 2a-7 the percentage of its total cash, cash items and Eligible Securities) represented by Second Tier Securities acquired from MS & Co.

(d)	Each Fund shall maintain records sufficient to verify compliance with the repurchase agreement requirements contained in Condition 1(c) above.

The records required by this condition (7) will be maintained and preserved in the same manner as records required under Rule 31a-1(b)(1) under the Investment Company Act.

8.	The legal and compliance departments of MS & Co. and the Advisers will prepare and administer guidelines for personnel of MS & Co. and the Advisers to make certain that transactions conducted pursuant to the order comply with the conditions set forth in the order and that the parties generally maintain arm’s-length relationships. In the training of MS & Co.’s personnel, particular emphasis will be placed upon the fact that the Funds are to receive rates as favorable as other institutional purchasers buying the same quantities. The legal and compliance departments will periodically monitor the activities of MS & Co. and the Advisers to make certain that the conditions set forth in the order are adhered to.

9.	The Independent Trustees will approve, periodically review, and update as necessary, guidelines for the Funds and the Advisers that are reasonably designed to make certain that the transactions conducted pursuant to the exemption comply with the conditions set forth herein and that the above procedures are followed in all respects. The Independent Trustees will periodically monitor the activities of the Funds and the Advisers in this regard to ensure that these goals are being accomplished.

10.	The Board, including a majority of the Independent Trustees, will have approved each Fund’s participation in transactions conducted pursuant to the exemption and determined that such participation by the Fund is in the best interests of the Fund and its shareholders. The minutes of the meeting of the Board at which this approval was given must reflect in detail the reasons for the Board’s determination. The Board will review no less frequently than annually each Fund’s participation in transactions conducted pursuant to the exemption during the prior year and determine whether the Fund’s participation in such transactions continues to be in the best interests of the Fund and its shareholders. Such review will include (but not be limited to) (a) a comparison of the volume of transactions in each type of security conducted pursuant to the exemption to the market presence of MS & Co. in the market for that type of security, which market data may be based on good faith estimates to the extent that current formal data is not reasonably available, and (b) a determination that the Funds are maintaining appropriate trading relationships with other sources for each type of security to ensure that there are appropriate sources for the quotations required by condition 3. The minutes of the meetings of the Board at which these determinations are made will reflect in detail the reasons for the Board’s determinations.

Applicants submit that the granting of the exemption will work to the benefit of the shareholders of the Funds by providing the Funds with access to the primary and secondary market for Money Market Instruments necessary to ensure the availability of suitable portfolio securities and best price and execution of portfolio trades. Applicants believe that the granting of the order requested in the application will provide the Funds with a broader and more complete access to the money market (both taxable and non-

taxable) which is necessary to carry out the policies and objectives of each of the Funds in obtaining the best price, execution and quality in all portfolio transactions. In addition, the Applicants respectfully submit that the requested relief will provide the Funds with important new information sources in the taxable and tax-exempt money market, to the direct benefit of investors in the Funds. The Applicants believe that the transactions contemplated by this Application are identical to those in which they are currently engaged except for the proposed participation of MS & Co. and that such transactions are consistent with the policies of the Funds as recited in their registration statements and reports filed under the Investment Company Act. Applicants also submit that the procedures to be followed with respect to principal transactions with MS & Co. are structured in such a way as to ensure that such transactions will be in all instances reasonable and fair and will not involve overreaching on the part of any person concerned and that such exemption is appropriate in the public interest and consistent with the protection of investors and the purposes, fairly intended by the policy and provisions of the Investment Company Act.

VII. Applicable Precedents

The Commission has previously granted to other entities similar relief with respect to Taxable Money Market Instruments. In the Matter of Morgan Stanley Investment Management Inc., et al., Investment Company Act Release No. 28125 (January 18, 2008) (Notice); Investment Company Act Release No. 28150 (February 13, 2008) (Order); In the Matter of Lehman Brothers Asset Management Inc, Investment Company Release No. 27920 (August 1, 2007) (Notice); Investment Company Act Release No. 27957 (August 28, 2007) (Order); In the Matter of J.P. Morgan Fleming Asset Management, et al., Investment Company Act Release No. 25574 (May 10, 2004)

(Notice); Investment Company Act Release No. 25608 (June 11, 2002) (Order); In the Matter of Goldman Sachs Trust, et al., Investment Company Act Release No. 20653 (October 25, 1994) (Notice); Investment Company Act Release No. 20733 (November 23, 1994) (Order); In the Matter of Merrill Lynch; Investment Company Act Release No 18693, May 6, 1992 (Notice); Investment Company Act Release No. 18748 (June 2, 1992) (Order).

While the Merrill Lynch and Goldman Sachs applications involved only registered management investment companies that were money market funds subject to Rule 2a-7, the more recent J.P. Morgan applications and Morgan Stanley applications include registered management investment companies which are not money market funds. Also see Shearson Aggressive Growth Fund, Inc. (Investment Company Act Release No. 14948, February 20, 1986); Dean Witter Developing Growth Securities Trust (Investment Company Act Release No. 13719, January 13, 1984). Applicants respectfully submit that the reasons for granting relief in the context of money market funds which are subject to Rule 2a-7 apply equally to funds which are not money market funds, although the extent to which such funds invest in Taxable Money Market Instruments is clearly less significant than in the case of money market funds. Recognizing this difference, however, it nevertheless remains quite important for Funds which are not money market funds to have access to as many investment opportunities and as much information as possible.

The Commission has previously granted to other entities similar relief with respect to Tax-Exempt Money Instruments. In the Matter of Morgan Stanley Investment Management Inc., et al., Investment Company Act Release No. 28125 (January 18, 2008)

(Notice); Investment Company Act Release No. 28150 (February 13, 2008) (Order); In the Matter of J.P. Morgan Investment Management et al.; Investment Company Act Release No. 26446 (May 10, 2004) (Notice); Investment Company Act Release No. 26466 (June 8, 2004) (Order); In the Matter of Goldman Sachs Trust, et al. Investment Company Act Release No. 24834 (January 23, 2001) (Notice); Investment Company Act Release No. 24877 (February 21, 2001) (Order); and In the Matter of Merrill Lynch CMA Tax-Exempt Fund et al, Investment Company Act Release No. 15475 (December 11, 1986) (Notice) Investment Company Act Release No. 15520 (January 5, 1987) (Order).

VIII. Conclusion

The Applicants believe that the granting of the order requested in this Application will benefit the investors of each of the Funds by providing to the Funds more complete access to Money Market Instruments in which they invest, and such access is needed to ensure the availability of suitable portfolio securities at the best price and execution. The Applicants believe that the procedures to be followed with respect to principal transactions between the Funds and the Advisers with MS & Co. are designed to ensure that such transactions will be in all instances reasonable and fair and will not involve overreaching on the part of any person concerned. Applicants believe that such exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Investment Company Act.

In light of the foregoing, it is respectfully requested that an order be entered, pursuant to Section 6(c) and Section 17(b) of the Investment Company Act, to permit the Funds to engage in principal transactions with MS & Co. as specified herein.

IX. Procedural Matters Relating To Application

The Applicants state that all written or oral communications concerning this application should be directed to:

Karen Seaman, Esq.

Union Bank of California

400 California Street, 16th Floor

San Francisco, CA 94104

(415) 765-3616 (phone)

(415) 765-3887 (fax)

karen.seaman@uboc.com

With copies to:

Gregory C. Davis

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111-4006

(415) 315-6327 (phone)

(415) 315-6350 (fax)

gregory.davis@ropesgray.com

and

James Panella, Esq.

Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

(212) 761-4000 (phone)

(212) 507-2334 (fax)

All requirements in any documents and instruments authorizing the signing and filing of this Application by each Applicant have been complied with and the person signing and filing this Application on behalf of each Applicant is fully authorized to do so. Under the provisions of the Declaration of Trust and Code of Regulations of HighMark Funds, responsibility for the management of the affairs of HighMark Funds is vested in the Board of Trustees, and under the provisions of the Articles of Incorporation and by-laws of HighMark Capital Management, Inc., responsibility for the management of the affairs of HighMark Capital Management, Inc. is vested in the Board of Directors of HighMark Capital Management, Inc. Each undersigned officer of the Applicants is fully authorized to execute this Application by resolution adopted by such Applicant’s Board of Trustees or Board of Directors, as applicable, or under authority granted pursuant to said Applicant’s by-laws, charter or other governing document. Where applicable, the Applicants have adopted the resolutions attached as Exhibit A authorizing the filing of the Application and the Verifications of Application and Statements of Fact required by Rule 0-2(d) under the Investment Company Act are attached as Exhibit B.

The Applicants request that the Commission issue the requested exemptive order in accordance with the procedures of Rule 0-5 under the Investment Company Act without a hearing.

Thank you for your consideration.

HIGHMARK CAPITAL MANAGEMENT, INC.

	By:	/S/ EARLE A. MALM II
June 17, 2010	Name:	Earle A. Malm II
	Title:	President

HIGHMARK FUNDS on behalf of each of the series listed on Schedule A

	By:	/S/ EARLE A. MALM II
June 17, 2010	Name:	Earle A. Malm II
	Title:	President

MORGAN STANLEY & CO. INCORPORATED

	By:	/S/ RICHARD J.R. MCDERMOTT
June 17, 2010	Name:	Richard J.R. McDermott
	Title:	Managing Director

SCHEDULE A

Series of HighMark Funds at June 17, 2010

Balanced Fund

Cognitive Value Fund

Core Equity Fund

Enhanced Growth Fund

Equity Income Fund

Fundamental Equity Fund

Geneva Mid Cap Growth Fund

Geneva Small Cap Growth Fund

International Opportunities Fund

Large Cap Growth Fund

Large Cap Value Fund

NYSE Arca Tech 100 Index Fund

Small Cap Advantage Fund

Small Cap Value Fund

Value Momentum Fund

Bond Fund

California Intermediate Tax-Free Bond Fund

National Intermediate Tax-Free Bond Fund

Short Term Bond Fund

Wisconsin Tax-Exempt Fund

Income Plus Allocation Fund

Growth & Income Allocation Fund

Capital Growth Allocation Fund

Diversified Equity Allocation Fund

100% U.S. Treasury Money Market Fund

California Tax-Free Money Market Fund

Diversified Money Market Fund

Treasury Plus Money Market Fund

U.S. Government Money Market Fund

EXHIBIT INDEX

TAB

Resolutions	A

Verifications	B

EXHIBIT A-1

Resolutions of HighMark Funds

The undersigned certifies that she is the Vice President and Treasurer of HighMark Funds (the “Trust”) and further certifies that the following resolutions were adopted by the Board of Trustees of the Trust and are still in full force and effect.

RESOLVED:	That any officer of the Trust be, and hereby is, authorized to prepare an application for exemptive relief under sections 6(c) and 17(b) of the [Investment Company Act of 1940 (the “Act”)] to permit [Morgan Stanley & Co., Inc. (“MS & Co.”)] to sell certain securities to and purchase certain securities from any [series of the Trust (the “Funds”)] (the “Exemptive Application”);

RESOLVED:	That it is in the best interests of the Funds to have access to MS & Co. to engage in the principal transactions described in the Exemptive Application which would otherwise be prohibited by section 17(a) of the Act;

RESOLVED:	That each Fund’s participation in transactions conducted pursuant to the exemption be and it hereby is approved; and that such participation by a Fund is in the best interests of the Fund and its shareholders; and further

RESOLVED:	That each officer of the Trust be, and hereby is, severally authorized to execute, on behalf of the Trust, and file with the [Securities and Exchange Commission (the “SEC”)] the Exemptive Application and any amendments thereto in such form as the officer or any one of the officers deem necessary and appropriate and to do any and all other things necessary or proper under the Act, the Investment Advisers Act of 1940, the Securities Act of 1933 and the Securities Exchange Act of 1934, including the submission and filing of any and all applications, amendments to applications, reports and other documents deemed by such officer to be necessary or proper to obtain an order from the SEC and establish and implement the proposed arrangements.

IN WITNESS WHEREOF, I hereunto subscribe my name, this 17th day of June, 2010.

/S/ PAMELA O’DONNELL
Name:	Pamela O’Donnell
Title:	Vice President and Treasurer

EXHIBIT A-2

Resolutions of HighMark Capital Management, Inc.

I, Laurence Reed, the Secretary of HighMark Capital Management, Inc. (the “Company”), hereby certify that the following is a full, true and correct copy of resolutions duly adopted by the Board of Directors of the Company effective December 18, 2009 by unanimous written consent without a meeting and that said resolutions have not been rescinded or modified and are now in full force and effect.

RESOLVED:	That the President & Chief Executive Officer, or any other officer, of the Company be, and hereby is, authorized to prepare [an application for exemptive relief under sections 6(c) and 17(b) of the Investment Company Act of 1940 (the “Act”) to permit Morgan Stanley & Co., Inc. (“MS & Co.”) to sell certain securities to and purchase certain securities from any series of HighMark Funds (the “Exemptive Application”)];

RESOLVED:	That the President & Chief Executive Officer, or any other officer, of the Company be, and hereby is, severally authorized to execute, on behalf of the Company, and file with Securities and Exchange Commission (the “SEC”) the Exemptive Application and any amendments thereto in such form as the officer or any one of the officers deem necessary and appropriate and to do any and all other things necessary or proper under the Act, the Investment Advisers Act of 1940, the Securities Act of 1933 and the Securities Exchange Act of 1934, including the submission and filing of any and all applications, amendments to applications, reports and other documents deemed by such officer to be necessary or proper to obtain an order from the SEC and establish and implement the proposed arrangements.

WITNESS, my name on behalf of said Company, as of this 17th day of June, 2010.

/S/ LAURENCE REED
Name:	Laurence Reed
Title:	Secretary

EXHIBIT B-1

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Investment Company Act of 1940, as amended, the undersigned states that he has duly executed the attached Application for an order, dated as of June 17, 2010 for and on behalf of HighMark Funds (the “Trust”); that he is the President of the Trust; and that all action by trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

HIGHMARK FUNDS

/S/ EARLE A. MALM II
Name:	Earle A. Malm II
Title:	President

EXHIBIT B-2

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Investment Company Act of 1940, as amended, the undersigned states that he has duly executed the attached Application for an order, dated as of June 17, 2010 for and on behalf of HighMark Capital Management, Inc. (the “Adviser”); that he is the President of the Adviser; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

HIGHMARK CAPITAL MANAGEMENT, INC.

/S/ EARLE A. MALM II
Name:	Earle A. Malm II
Title:	President

EXHIBIT B-3

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Investment Company Act of 1940, as amended, the undersigned states that he has duly executed the attached Application for an order, dated as of June 17, 2010 for and on behalf of Morgan Stanley & Co. Incorporated (“MS & Co.”); that he is the Managing Director of MS & Co.; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

MORGAN STANLEY & CO. INCORPORATED

/S/ RICHARD J.R. MCDERMOTT
Name:	Richard J.R. McDermott
Title:	Managing Director

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